Exhibit 99.4

TSAKOS ENERGY NAVIGATION LTD.

THREE MONTHS ENDED JUNE 30 2003

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2003 versus three months ended June 30, 2002

Revenue from vessels, net. Revenue from vessels, net, was $61.5 million during the second quarter 2003 as compared to $27.8 million during the three months ended June 30, 2002, a 122% increase partly resulting from an expansion of the fleet from an average of 17 vessels operating in the second quarter 2002 to an average of 25.4 vessels operating in the second quarter 2003. In terms of tonnage capable of being transported, the extra vessels provided an approximately 50 % increase. This increase in fleet size was combined with a significant improvement in charter markets for all types of tankers, the average time charter equivalent rate per vessel for the second quarter 2003 being $23,282 per day compared to $16,214 for the second quarter 2002. The fleet also had 94.5% employment in second quarter 2003 compared to 93.6% in the previous year, both quarters having the equivalent on average of over one vessel in dry-dock and out of service for the whole period.

Commissions. Commissions were $3.0 million, or 4.6% of revenue from vessels, during the three months ended June 30, 2003, compared to $1.4 million, which was 4.9% of revenue from vessels, for the three months ended June 30, 2002. The decrease in commissions as a percentage of revenue resulted primarily from the chartering of newly delivered vessels at relatively lower commission rates.

Voyage expenses. Voyage expenses were $15.6 million during the three months ended June 30, 2003 as compared to $7.1 million during the three months ended June 30, 2002, representing a 119% increase. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from 558 days in the second quarter 2002 to 1,163 in the second quarter 2003, a 108% increase. Bunker costs, an important component of voyage expenses, also further increased during 2003.

Vessel operating expenses. Vessel operating expenses were $11.9 million during the three months ended June 30, 2003 as compared to $7.4 million during three months ended June 30, 2002. The increase of 61% was due primarily to the operation on average, of eight extra vessels during the quarter compared to the previous year. This represents an increase in operating days of approximately 49% in vessels bearing operating expenses. Vessel operating expenses per ship per day for the fleet increased from $5,429 for the three months ended June 30, 2002 to $5,871 for the three months ended June 30, 2003, due mainly to increased insurance costs and a rising Euro.

Management fees. Management fees were $1.1 million during the three months ended June 30, 2003, a $0.3 million increase from the three months ended June 30, 2002, due to the addition of eight vessels on average to the fleet. There has been no change in the monthly fee rate of $15,000 per vessel since January 1, 2002.

Depreciation. Depreciation was $8.1 million during the quarter ended June 30, 2003 compared to $5.7 million during the three months ended June 30, 2002, an increase of

42% due to the addition on average for the year of eight new vessels to the fleet, plus the reduced depreciation following the write-down as at December 31, 2002 in the carrying values of two single hull vessels, Panos G. and Liberty, to their fair market values.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the three months ended June 30, 2003, amortization of deferred drydocking charges amounted to $2.3 million as compared to $0.8 million during the quarter ended June 30, 2002, an increase of 183%. The increase in amortization of drydocking charges is primarily due to the significant new expenditure relating to dry dock work during the eighteen-month period since January 1, 2002.

General and administrative expenses. General and administrative expenses were $0.4 million during the quarter ended June 30, 2003 as compared to $0.2 million during the second quarter of 2002. This represents an 82% increase, which is primarily attributable to increased expenditures with respect to investor relations, advertising, traveling, legal and audit fees.

Operating income. As a result of the reasons stated above, income from vessel operations was $22.1 million during the three months ended June 30, 2003 versus $5.7 million during the three months ended June 30, 2002, representing a 287% increase.

Interest and finance costs. Interest and finance costs decreased from $3.8 million during the quarter ended June 30, 2002 to $3.3 million during the quarter ended June 30, 2003, representing a 13% decrease. Although average total bank loans doubled to $472 million from the second quarter of 2002 to the second quarter of 2003, average interest rates fell to approximately 2.5% in 2003. Actual interest costs, excluding swap interest, therefore increased by 80% from $1.7 million to $3.1 million. Capitalized interest in the second quarter 2003 was only $0.1 million compared to $0.8 million in the previous year’s second quarter, a reflection of the number of vessels completing construction during the past year. However, the previous year’s overall interest and finance costs charge included a negative $3.1 million fair value adjustment at June 30, 2002 on four open interest rate swap arrangements which were entered into in July 2001. Because these swaps were entered into for non-hedging purposes, the fair value (mark to market) of these swap agreements and changes in their fair value are recognized in our financial statements. As at June 30, 2003 these same swaps incurred a $0.4 million negative fair value adjustment.

Interest income. Interest income was $0.1 million during the quarter ended June 30, 2003 as compared to $0.3 million during the three months ended June 30, 2002. This decrease resulted primarily from lower time deposit interest rates in 2003 compared to 2002, notwithstanding that the Company had higher cash balances on deposit.

Share of profits of joint venture. The Company entered into a joint-venture, named LauriTen Ltd., with Lauritzen A/S of Denmark in October 2002. The joint-venture owns four small LPG carriers which are on bare-boat charter to Lauritzen A/S for one year. The joint-venture is accounted for as an investment on an equity basis. The net income of the joint-venture is derived after deducting depreciation, bank interest and administrative expenses from the bare-boat charter income and is distributed in equal amounts to the Company and Lauritzen A/S. The share of net income due to TEN Ltd. for the quarter ended June 30, 2003 is $0.3 million. The joint-venture is scheduled to cease as at August 31, 2003, with the original investment returned to the Company plus the accumulated share of profits to date.

Other expenses. The Company incurred non-recurring charges amounting to $0.4 million relating primarily to potential company acquisition projects which were not fulfilled.

There was no further source of significant income during the three months ended June 30, 2003.

As a result of the foregoing, net income for the three months ended June 30, 2003 was $18.7 million, or $1.08 per share, basic ( based on 17,256,283 weighted average number of shares), versus $2.2 million or $0.13 per share, basic (16,978,857 shares), during the three months ended June 30, 2002, an increase of 746%.

Six months ended June 30, 2003 versus six months ended June 30, 2002

Revenue from vessels, net. Revenue from vessels, net, was $117.2 million during the first half of 2003 as compared to $55.1 million during the six months ended June 30, 2002, a 113% increase partly resulting from an increase from an average of 16.6 vessels in the first half of 2002 to an average of 24.5 vessels in the first half of 2003, and partly from the important improvement in charter markets. The average time charter equivalent rate per vessel for the first half of 2003 being $23,390 per day compared to $16,573 for the equivalent period in the previous year.

Commissions. Commissions were $5.5 million, or 4.5% of revenue from vessels, during six months ended June 30, 2003, compared to $2.9 million, which was 5.0% of revenue from vessels, for the six months ended June 30, 2002.

Voyage expenses. Voyage expenses were $29.8 million during the six months ended June 30, 2003 compared to $13.6 million during the prior year six months, a 119% increase. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from 1,153 days in the second quarter 2002 to 2,182 in the first half of 2003, an 89% increase. Bunker costs also further increased during 2003.

Vessel operating expenses. Vessel operating expenses were $21.9 million during the six months ended June 30, 2003 as compared to $14.4 million during six months ended June 30, 2002, an increase of 52% due primarily due to the operation on average, of eight extra vessels during the six months compared to the previous year. Vessel operating expenses per ship per day for the fleet increased from $5,459 for the six months ended June 30, 2002 to $5,638 for the six months ended June 30, 2003, a 3% increase, due mainly to higher insurance costs and a rising Euro.

Management fees. Management fees were $2.1 million during the six months ended June 30, 2003, compared to $1.5 million for the six months ended June 30, 2002, due to the addition of eight vessels on average to the fleet.

Depreciation. Depreciation was $15.6 million during the six months ended June 30, 2003 compared to $10.9 million during the six months ended June 30, 2002, an increase of 42% due to the addition on average for the year of the eight new vessels, plus the reduced depreciation following the write-down as at December 31, 2002 in the carrying values of two single hull vessels.

Amortization of deferred charges. During the six months ended June 30, 2003, amortization of deferred drydocking charges was $4.0 million as compared to $2.2 million during the half year ended June 30, 2002, an increase of 85%, due to the major new dry dock work in the preceding eighteen-month period.

General and administrative expenses. General and administrative expenses were $0.8 million during the half year ended June 30, 2003 compared to $0.4 million during the first half year of 2002, primarily due to additional expenditures relating to investor relations, advertising, traveling, legal and audit fees.

Operating income. As a result of the reasons stated above, income from vessel operations was $43.0 million during the six months ended June 30, 2003 versus $12.1 million during the six months ended June 30, 2002, representing a 256% increase.

Interest and finance costs. Interest and finance costs increased from $5.3 million during the half year ended June 30, 2002 to $6.3 million during the half year ended June 30, 2003, a 19% increase. Average total bank loans were twice those of the previous period, and actual interest costs, excluding swap interest, therefore increased from $3.8 million to $5.8 million, the increase offset by reduced interest rates. Actual interest payable on swaps added a further $1.4 million to the increase over last year, but was more than compensated by a positive net change in the fair value (mark to market) of $3.4 million on these swaps. Capitalized interest in the first half of 2003 was only $0.4 million compared to $1.2 million in the previous year’s first half, due to the number of vessels completing construction during the past year.

Interest income. Interest income was $0.2 million during the half year ended June 30, 2003 as compared to $0.5 million during the six months ended June 30, 2002, due to lower time deposit interest rates in 2003 compared to 2002.

Share of profits of joint venture. The share of net income due to TEN Ltd. from the joint-venture, LauriTen, for the half year ended June 30, 2003 is $0.7m.

Other expenses. The Company incurred non-recurring charges amounting to $0.6 million relating primarily to the investigation of companies for possible acquisition purposes.

There was no further source of significant income during the six months ended June 30, 2003.

As a result of the foregoing, net income for the six months ended June 30, 2003 was $36.8 million, or $2.15 per share, basic, versus $7.3 million or $0.51 per share, basic, during the six months ended June 30, 2002, an increase of 322%.

Liquidity and capital resources

Net cash provided by operating activities was $29.9 million in the quarter compared to $8.1 million in the previous year’s second quarter, a 269% increase, and $47.7 million for the six-months compared to $16.3 million for the first six months of 2002, a 193% increase. The increase is due to the increase in fleet size and the substantial improvement in the freight market as described in the preceding sections.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the six months on dry-dockings amounted to $6.8 million ($1.9 million for the quarter) compared to $1.9 million in the previous year ($1.6 million for the quarter). Programmed expenditure on dry-dockings has been higher than previous years due to the timing of special and intermediate surveys on the older vessels and the commencement of special surveys on our newer vessels which have been delivered since 1997. A part of the scheduled work was brought forward into 2002, when the freight market was considerably softer.

So far in 2003, special survey work has been performed on the Handymax vessels Pella and Libra and started on the Dion for completion in August. During much of the period that these vessels were undergoing work, they were substituted in part by the chartered-in Handymax Capella. This vessel will be released from service with TEN in September.

Work also started in the second quarter on the Panamax Hesnes for its intermediate survey and the dry-dock opportunity has been taken to upgrade the vessel with tank coatings, as performed on its sister vessel the Bregen last year. The vessel will return to pool service in August, with the ability to generate more income in its upgraded state. The Panamax Liberty also completed an extensive intermediate dry-docking during the first quarter and the second of the new Aframaxes, the Athens 2004, delivered in 1998, underwent its first special survey in the second quarter.

For the latter half of the year, the vessels Hesnes and Dion will complete their repairs, the Handymax Crux started its special survey at the beginning of the third quarter with completion in mid-August, the new Aframax Maria Tsakos will undertake its first special survey at the beginning of October and the Aframax Tamyra in November. Total dry-dock expenditure during the second six months, including upgrade work, is expected to be approximately $9 million. In contrast, there are currently only two special surveys scheduled for 2004, relating to the Bregen and Liberty, both of which are expected to be relatively light given the recent extensive intermediate work undertaken.

Net cash used in investing activities was $32.6 million in the quarter compared to $84.9 million in the previous year’s second quarter, and $126.0 million for the six-months compared to $133.5 million for the first six months of 2002. All the use of cash relates to the ongoing new-building program. During the six months, an amount of $118.2 million was paid on the delivery from Imabari yards in Japan of the Panamaxes Maya (January 24), Inca (March 20) and Aztec (May 25) and the Aframax Marathon (January 22). A further $11.0 million was expended as advances (contract installments, construction supervisory fees and interest capitalized) on the Aframax Parthenon and the three Handysize vessels ordered from Hyundai MIPO.

In the final six months of 2003, expenditure of approximately $68 million is currently forecast relating to the deliveries from Imabari of the Aframax Parthenon (July 23) and Panamax Andes (September 15), and advances on the three Handysize vessels (delivery June 2004, December 2004, June 2005) and the two further Suezmaxes (delivery October 2005 and November 2005) recently ordered from Hyundai. Current commitments relating to these five latter vessels on order amount to approximately $60 million in 2004 and $100 million in 2005.

Net cash from financing activities amounted to $14.2 million in the quarter compared to $62.5 million in the previous year’s second quarter, and $93.2 million for the six-months compared to $121.5 million for the first six months of 2002. Most of the cash raised this year was through specific loans relating to the vessels delivered. In total $108 million has been funded by banks in the six months.

Specifically, $27.4 million for the part financing of the Marathon was drawn on a $129 million facility arranged with Deutsche Schiffsbank last year. (The remaining $101.6 million previously received related to three Suezmaxes delivered last year). $55 million was received from HSH Nordbank (previously LandesbankKiel) for the Maya and Inca and in the second quarter $26 million was received from the Danish Ship Finance Bank for the Aztec. Approximately $13 million was repaid during the six months, mostly relating the major facility from JP Morgan.

In the third quarter, a loan of $25.6 million has been received from Credit Suisse for the part financing of the Aframax Parthenon delivered in July and a loan of $26 million has been arranged with the Royal Bank of Scotland for the Panamax Andes to be delivered in September. No further financing is planned for the fourth quarter. Scheduled repayments in the second half of the year will total $20.5 million. Although financing proposals have been received relating to future deliveries in 2004 and 2005, no arrangements have been confirmed to date.

Total net debt outstanding in the six months from the beginning of the year, increased from $386 million to $481 million and is expected to rise to $512 million by the end of the year. The average debt to capital ratio throughout 2003 is expected to be 61%. Approximately 55% of the outstanding debt is currently covered by interest rate swap instruments and further coverage is being arranged with major banks.

The only other major source of funds during the six months has been the exercise of 287,000 stock options at $10 each by staff of the Tsakos Group in April.

Cash used in financing activities relates to the 20 cent per common share cash dividend paid in the first quarter in relation to 2002 and totaling $3.5 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

In both the first and second quarters an amount of approximately $0.3 million has been used to buy back stock which, under Bermudan regulations, is required to be cancelled. A total of 55,000 shares were so purchased in the first six months of the year

Total cash holdings, including short-term restricted cash, was $58.3 million as at June 30, 2003, compared to $46.7 million at the beginning of the year.